SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

CITIZENS FIRST CORPORATION

(Name of Subject Company (Issuer))

PORTER BANCORP INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

17462Q107

(CUSIP Number of Class of Securities)

C. Bradford Harris

Executive Vice President and Corporate General Counsel

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

(502) 499-4800

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With a copy to:

Alan K. MacDonald

Frost Brown Todd LLC

400 West Market Street, Suite 3200

Louisville, Kentucky 40202-3363

(502) 589-5400

(502) 581-1087 (Fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,161,174	$901.79

*	Estimated for purposes of calculating the filing fee only. The transaction valuation assumes the purchase of 1,968,777 outstanding shares of common stock of Citizens First Corporation, plus 254,218 shares of common stock issuable upon the exercise of a stock purchase warrant at $7.27 per share, the average of the high and low reported price on October 16, 2009 as reported on the Nasdaq Global Select Market.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, $465.16, equals 0.00558% of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $901.79	Filing party: Porter Bancorp, Inc.

Form or Registration No.: Form S-4	Date Filed: October 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by Porter Bancorp, Inc. (the “Purchaser”), a Kentucky corporation, to exchange for each of the outstanding shares of common stock, no par value (the “Shares”), of Citizens First Corporation, a Kentucky corporation (the “Company”), at the election of the shareholder, (i) $9.00 in cash, or (ii) 0.5686 shares of Purchaser common stock, or (iii) $4.50 in cash and 0.2743 shares of Purchaser common stock . The terms and conditions of the offer are described in the Offer to Exchange dated October 23, 2009 (the “Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

On October 23, 2009, Purchaser filed a registration statement on Form S-4, of which the Offer to Exchange forms a part.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Exchange, including all schedules thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 1.	Summary Term Sheet

The information set forth in the section of the Offer to Exchange entitled “Summary of the Offer” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the subject company is Citizens First Corporation, a Kentucky corporation. Its principal executive office is located at 1065 Ashley Street, Bowling Green, Kentucky 42101. The telephone number of the Company’s principal executive offices is (270) 393-0700.

(b) The information concerning the title and number of the shares of the class outstanding is set forth in the sections of the Offer to Exchange entitled “Summary of the Offer - Purpose and Structure of the Offer,” and “Information About Citizens First Corporation - Beneficial Ownership” and is incorporated herein by reference.

(c), (d) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market and the frequency and amount of dividends paid is set forth in the section of the Offer to Exchange entitled “Comparative Market Prices And Dividend Information” and is incorporated herein by reference.

(f) The information concerning prior stock purchases by the Purchaser of the subject company is set forth in the section of the Offer to Exchange entitled “The Exchange Offer - Interests of Executive Officers and Directors of Porter in the Offer” and is incorporated herein by reference.

ITEM 3.	Identity and Background of the Filing Person.

(a), (b), (c) The information concerning the name and address of the Purchaser, the business background of the Purchaser, and the business backgrounds of persons specified in Instruction C is set forth in the introduction to the section titled “The Offer to Exchange” and in the sections of the Offer to Exchange entitled “Summary of the Offer,” “Information About Porter Bancorp” and “The Exchange Offer - Interests of Executive Officers and Directors of Porter in the Offer,” and in Schedule I to the Offer to Exchange. Each is incorporated herein by reference.

(d) The information concerning the tender offer is set forth in the introduction to the section titled “The Exchange Offer” and in the sections of the Offer to Exchange entitled “Summary of the Offer,” which are incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)(1)(i)-(xii) The information concerning the material terms of the transaction is set forth in the introduction to the section titled “The Exchange Offer” and in the sections of the Offer to Exchange entitled “The Exchange Offer - Purpose and Structure of the Offer,” “The Exchange Offer - Expiration Date of the Offer,” “The Exchange Offer - Procedures for Tendering,” “The Exchange Offer - Extension, Termination and Amendment of the Offer,” “The Exchange Offer - Election Form,” “The Exchange Offer - Withdrawal Rights,” “The Exchange Offer - Acceptance for Exchange and Exchange of CZFC Shares; Delivery of Porter Common Stock,” “The Exchange Offer - Cash Instead of Fractional Porter Common Shares,” “The Exchange Offer - Material Federal Income Tax Consequences,” “The Exchange Offer - Accounting Treatment,” and “Comparison Of Shareholders’ Rights,” which are incorporated herein by reference.

(b),(c), (e) Not applicable.

(d) There are no appraisal rights or other rights that may be available under state law for security holders who object to the Offer to Exchange. See the section of the Offer to Exchange entitled “The Exchange Offer - Appraisal/Dissenters’ Rights.”

(f) The information concerning eligibility for listing and trading is set forth in the sections of the Offer to Exchange entitled “The Exchange Offer - Effect of the Offer on the Market for Shares of CZFC Common Stock; Nasdaq Listing; Registration Under the Exchange Act; Margin Regulations” and “The Exchange Offer - Listing of Porter Common Stock to be Issued Pursuant to the Offer” which are incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information concerning past contracts, negotiations and agreements is set forth in the sections of the Offer to Exchange entitled “The Exchange Offer - Interests of Executive Officers and Directors of Porter in the Offer,” “The Exchange Offer - Background of the Offer” and “The Exchange Offer - Purpose of the Offer” which are incorporated herein by reference.

(c), (d) Not applicable.

(e) The information concerning agreements involving the subject securities is set forth in the Offer to Exchange in the section entitled “The Exchange Offer - Interest of Executive Officers and Directors of Porter in the Offer,” which is incorporated by reference.

ITEM 6.	Purpose of the Tender Offer and Plans or Proposals.

(a), (b), (c)(1), (c)(3-10) The information concerning the purpose of the transaction, the use of securities acquired and Purchaser plans are set forth in the Introduction of the Offer to Exchange and in the sections of the Offer to Exchange entitled “The Exchange

Offer - Purpose and Structure of the Offer,” “The Exchange Offer - Plans for CZFC,” “The Exchange Offer - Effect of the Offer on the Market for Shares of CZFC Common Stock; Nasdaq Listing; Registration Under the Exchange Act; Margin Regulations,” “The Exchange Offer - Background of the Offer,” and “Information about Porter Bancorp” which are incorporated herein by reference.

(c)(2) None.

(d) Not Applicable.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) The information relating to the source of funds is set forth in the section of the Offer to Exchange entitled “The Exchange Offer - Financing the Offer; Source and Amount of Funds” which is incorporated herein by reference.

(b), (d) Not applicable.

(c) The information relating to expenses is set forth in the section of the Offer to Exchange entitled “Exchange Offer - Fees and Expenses” which is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a), (b) The information concerning ownership of securities by persons named in response to Item 1003 of Regulation M-A and transactions in the subject securities in the past 60 days is set forth in the sections of the Offer to Exchange entitled “The Exchange Offer – Interest of Executive Officers and Directors of Porter in the Offer” and “Information About Porter Bancorp - Beneficial Ownership,” which are incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information concerning persons compensated for solicitations and recommendations is set forth in the Introduction to the Offer to Exchange and in the section of the Offer to Exchange entitled “Fees and Expenses” which are incorporated herein by reference.

(b) Not applicable.

ITEM 10.	Financial Statements

(a) Financial Information. The financial information in the Offer to Exchange and listed in “Index to Porter Financial Statements” and “Index to CZFC Financial Statements” is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Offer to Exchange under the captions “Unaudited Pro Forma Condensed Combined Financial Data,” “Notes to Unaudited Pro Forma Condensed Combined Financial Data,” and “Historical and Pro Forma Per Share Data” is incorporated herein by reference.

(c) Summary Information. The information set forth in the Offer to Exchange under the captions “Selected Historical Consolidated Financial Data for Porter” and “Selected Historical Consolidated Financial Data for CZFC” is incorporated herein by reference.

ITEM 11.	Additional Information

(a)(1) Except to the extent already disclosed in Schedule TO or as described in the Offer to Exchange, neither Porter nor, to the best of Porter’s knowledge, any of Porter’s directors, executive officer or other affiliates is a party to any present or proposed material agreement, arrangement, undersigning or relationship with CZFC or any of CZFC’s executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.

(a)(2), (3) The information set forth in the Offer to Exchange under the captions “Regulatory Approval and Status,” and “The Exchange Offer-Conditions of the Offer” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Exchange under the captions “The Exchange Offer-Effect of the Offer on the Market for Shares of CZFC Common Stock, Nasdaq Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) To the best of Purchaser’s knowledge, there are not any material legal proceedings related to the Offer to Exchange.

(b) To the extent not already incorporated in this Schedule TO, the information set forth in the Offer to Exchange and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.	Exhibits.

(a)(1)	Offer to Exchange, dated October 23, 2009, is incorporated by reference to Exhibit 99.1 to Form S-4 Registration Statement of Porter Bancorp, Inc. on October 23, 2009.

(a)(2)	Letter of Transmittal is incorporated by reference to Exhibit 99.2 to Form S-4 Registration Statement of Porter Bancorp, Inc. on October 23, 2009.

(a)(3)	Election Form is incorporated by reference to Exhibit 99.3 to Form S-4 Registration Statement of Porter Bancorp, Inc. on October 23, 2009.

(a)(4)	Notice of Guaranteed Delivery is incorporated by reference to Exhibit 99.4 to Form S-4 Registration Statement of Porter Bancorp, Inc. on October 23, 2009.

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is incorporated by reference to Exhibit 99.5 to Form S-4 Registration Statement of Porter Bancorp, Inc. on October 23, 2009.

(a)(6)	Letter to Clients is incorporated by reference to Exhibit 99.6 to Form S-4 Registration Statement of Porter Bancorp, Inc. on October 23, 2009.

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 is incorporated by reference to Exhibit 99.7 to Form S-4 Registration Statement of Porter Bancorp, Inc. on October 23, 2009.

(a)(8)	Press Release issued by Porter Bancorp, Inc. on October 23, 2009.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Form of Option Agreement to purchase common shares of Citizens First Corporation by and between Porter Bancorp, Inc. and various shareholders of Citizens First Corporation entered into on October 14, 2009, incorporated by reference to Exhibit 2 to Schedule 13D filed by Porter Bancorp, Inc. on October 14, 2009.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Porter Bancorp, Inc.

By:	/S/ MARIA L. BOUVETTE
Name:	Maria L. Bouvette
Title:	President & Chief Executive Officer

Dated: October 22, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)	Offer to Exchange, dated October 23, 2009, is incorporated by reference to Exhibit 99.1 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on October 23, 2009.

(a)(2)	Letter of Transmittal is incorporated by reference to Exhibit 99.2 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on October 23, 2009.

(a)(3)	Election Form is incorporated by reference to Exhibit 99.3 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on October 23, 2009.

(a)(4)	Notice of Guaranteed Delivery is incorporated by reference to Exhibit 99.4 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on October 23, 2009.

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is incorporated by reference to Exhibit 99.5 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on October 23, 2009.

(a)(6)	Letter to Clients is incorporated by reference to Exhibit 99.6 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on October 23, 2009.

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 is incorporated by reference to Exhibit 99.7 to Form S-4 Registration Statement of Porter Bancorp, Inc. filed on October 23, 2009.

(a)(8)	Press Release issued by Porter Bancorp, Inc. on October 23, 2009 (filed herewith).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Form of Option Agreements to purchase common shares of Citizens First Corporation by and between Porter Bancorp, Inc. and various shareholders of Citizens First Corporation entered into on October 14, 2009, incorporated by reference to Exhibit 2 to Schedule 13D filed by Porter Bancorp, Inc. on October 14, 2009.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.